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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------

                          Date of Report: May 13, 2005

                              CEMEX, S.A. de C.V.
                             ---------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                 --------------
                (Translation of Registrant's name into English)

                             United Mexican States
                            ------------------------
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F
           -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No   X
    -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

     1. Press release issued by CEMEX, S.A. de C.V., dated April 26, 2005, announcing that it has divested its interest in Cementos Bio Bio, S.A., a cement company in Chile (attached hereto as exhibit 1).





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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CEMEX, S.A. de C.V.
                                         --------------------------------------
                                         (Registrant)



Date:  May 12, 2005                      By: /s/ Rafael Garza
                                             ----------------------------------
                                             Name:  Rafael Garza
                                             Title: Chief Comptroller


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                                 EXHIBIT INDEX


EXHIBIT NO.           DESCRIPTION
-----------           -----------
    1                 Press release issued by CEMEX, S.A. de C.V., dated
                      April 26, 2005, announcing that it has divested its interest in Cementos Bio Bio, S.A., a cement company in Chile.

                                                                      EXHIBIT 1


 Media Relations           Investor Relations             Analyst Relations
   Jorge Perez             Abraham Rodriguez                Ricardo Sales
(52 81) 8888-4334          (52 81) 8888-4262                (212) 317-6008


                               [OBJECT OMITTED]



               CEMEX DIVESTS INVESTMENT IN CEMENTOS BIO BIO, S.A.

MONTERREY, MEXICO, April 26, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has divested its 11.92% interest in Cementos Bio Bio, S.A. a cement company in Chile for approximately US$65 million or an implied enterprise value to EBITDA of nine times. The proceeds from the sale will be applied towards debt reduction and the extraordinary gains from this transaction will be reflected in net income. CEMEX acquired this holding for US$34 million in June 1999.

Rodrigo Trevino, Chief Financial Officer, said: "This transaction is consistent with our objective to take all the necessary actions to deliver on our de-levering commitment. As such, we intend to apply as much of our free cash flow from operations and asset disposals as needed towards debt reduction in order to achieve our target of 2.7 times net debt to EBITDA by the end of the year or sooner. The disposal of this non-operating asset will not hinder our future growth and it will not have an impact in our full year consolidated revenues or EBITDA."

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.cemex.com.

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

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